September 15, 2008
Via Edgar and FedEx
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Tween Brands, Inc.
Form 10-K Filed March 28, 2008
Schedule 14A Filed April 11, 2008
File No. 1-14987
Dear Mr. Reynolds:
We have received your comments to the Schedule 14A Definitive Proxy Statement, filed by Tween Brands, Inc. (the “Company”) on April 11, 2008, set forth in your letter dated as of August 15, 2008 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response.
We respectfully respond to the comments set out in the Comment Letter as follows:
Schedule 14A
Executive Compensation, page 11
1.	We note that the company grants restricted stock with performance-based vesting requirements tied to future earnings per share. Those targets do not appear to be disclosed, although we do note your page 20 statement that the growth rate is reasonable. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis based on the 2008 proxy statement as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

As the Staff notes, Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended and Rule 24b-2 under the Securities Exchange Act of 1934.
tween brands service company
8323 walton parkway
new albany, oh 43054
614 775 3500
www.tweenbrands.com

Mr. John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
September 15, 2008

The standard for determining whether commercial or financial information is “confidential” is whether the information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Dir. 1974).

We operate in the highly competitive retail industry. We believe that the cumulative earnings per share growth rate targets for the restricted stock award vesting are confidential information of the Company that would be of competitive value to other companies in our industry. We believe that publicly disclosing forward looking performance targets would cause substantial harm to our competitive position, because the targets are composed of a future two-year cumulative earnings per share growth rate. If we were required to disclose the performance targets applicable to the restricted stock awards discussed in the paragraph you reference in our 2008 proxy statement, we would be disclosing targets related to grants that have an additional measurement year remaining in the applicable performance period (i.e., the 2007 grants are subject to vesting based on earnings per share over the 2007 and 2008 fiscal years.) This information is forward-looking in nature.

If the performance targets related to uncompleted performance periods are disclosed, this information could be used by our competitors to analyze our future plans and goals. Furthermore, providing competitors with the performance targets would allow them to determine the terms of compensation packages that would be necessary to hire away key members of our management team.

We do not believe that the disclosure of the future two-year cumulative earnings per share growth rate is necessary or material under Item 402(b) of Regulation S-K. The rule governing the compensation discussion and analysis (“CD&A”) does not explicitly require performance target disclosure. The rule requires a registrant to indicate how it determines each element of pay, including what specific items of corporate performance are taken into account, but also states that the purpose of the CD&A is to provide investors with “material information that is necessary to an understanding” of the registrant’s compensation arrangements. We have identified in our 2008 proxy statement each element of pay, including items of corporate performance that are taken into account. Disclosure of the specific targets themselves would not necessarily be material to reaching conclusions about our compensation arrangements.

While we do not intend to disclose specific performance targets in our future proxy statements, we acknowledge your comment, and in future filings, will include more enhanced disclosure regarding the level of difficulty associated with achieving the performance targets referenced in your comment. We already indicated on page 20 of our 2008 proxy statement that: “The performance vesting feature of the grant is based on the achievement of [a] reasonable average earnings per share growth rate target that is measured over the 2-year period.” In future filings, we will supplement this disclosure to illustrate that the targets are intended to be significant targets that serve as incentives for executives, as opposed to easily achievable targets without meaning.
*               *               *
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
September 15, 2008

If you have any questions regarding any of the foregoing, please contact Rolando de Aguiar, Executive Vice president and Chief Financial Officer for Tween Brands, Inc., at (614) 775-3150 or rdeaguiar@tweenbrands.com.
Thank you for your assistance.
Sincerely,
TWEEN BRANDS, INC.
By:           /s/ Rolando de Aguiar